Filed by Yorkville Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42720

Subject Company: Yorkville Acquisition Corp.

Yorkville Acquisition Corp., Trading as $MCGA, Marks Next Step Towards Completing Business Combination

Confidential Registration Statement on Form S-4 Filed with the SEC; Public Filing of Registration Statement to Follow

WEST PALM BEACH, Fla., December 1, 2025 (GLOBE NEWSWIRE) -– Yorkville Acquisition Corp. (Nasdaq: MCGA) (“Yorkville” or the “Company”), announced today the Company has confidentially submitted a draft registration statement of Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”). This filing marks the next necessary step towards its proposed business combination (the “Business Combination”) with affiliates of Trump Media & Technology Group Corp. (Nasdaq, NYSE Texas: DJT) (“Trump Media”) and Crypto.com.

The Business Combination will establish Trump Media Group CRO Strategy, Inc., a digital asset treasury company focused on acquisition of the native cryptocurrency token of the Cronos ecosystem (“CRO”).

The Business Combination was initially announced on August 26, 2025. Subject to the completion of the SEC’s review and the fulfillment of customary closing conditions, including the approval of Yorkville’s shareholders, the company will be renamed to Trump Media Group CRO Strategy, Inc. upon closing and listed on Nasdaq under the ticker symbol “MCGA”.

Advisors

Clear Street is serving as exclusive capital markets advisor to Yorkville Acquisition Corp. DLA Piper LLP (US) is serving as legal counsel to Yorkville Acquisition Corp. and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Crypto.com. Yorkville Securities, LLC has acted as an advisor to Yorkville Acquisition Sponsor LLC, the sponsor to Yorkville Acquisition Corp.

About Trump Media Group CRO Strategy, Inc.

Following the closing of the Business Combination, Trump Media Group CRO Strategy, Inc. will be committed to strategically investing for the future by connecting traditional investment opportunities with digital asset ecosystems. Our mission is to implement a forward-looking digital asset treasury strategy centered on the accumulation and active management of CRO.

About Yorkville Acquisition Corp.

Yorkville Acquisition Corp. is a blank check company newly incorporated as a Cayman Islands exempted company with limited liability for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The company may pursue an initial business combination target in any business or industry or at any stage of its corporate evolution. The company’s primary focus will be in completing a business combination with an established business of scale poised for continued growth, led by a highly regarded management team. The board of Yorkville Acquisition Corp. is pursuing this Business Combination, subject to customary closing conditions. For more information, please visit www.yorkvilleac.com.

Yorkville Acquisition Corp. is sponsored by Yorkville Acquisition Sponsor LLC. Yorkville Securities, LLC has acted as an advisor to Yorkville Acquisition Sponsor LLC.

About Trump Media

The mission of Trump Media is to end Big Tech's assault on free speech by opening up the Internet and giving people their voices back. Trump Media operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations, as well as Truth+, a TV streaming platform focusing on family-friendly live TV channels and on-demand content. Trump Media is also launching Truth.Fi, a financial services and FinTech brand incorporating America First investment vehicles.

About Crypto.com

Founded in 2016, Crypto.com is trusted by millions of users worldwide and is the industry leader in regulatory compliance, security and privacy. Our vision is simple: Cryptocurrency in Every Wallet™. Crypto.com is committed to accelerating the adoption of cryptocurrency through innovation and empowering the next generation of builders, creators, and entrepreneurs to develop a fairer and more equitable digital ecosystem.

Additional Information and Where to Find It

Yorkville Acquisition Corp. intends to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Yorkville Acquisition Corp. and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of Yorkville Acquisition Corp. as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Yorkville Acquisition Corp. will also file other documents regarding the Business Combination with the SEC. This communication does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF YORKVILLE ACQUISITION CORP. AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH YORKVILLE ACQUISITION CORP.’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT YORKVILLE ACQUISITION CORP. AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Yorkville Acquisition Corp., without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Yorkville Acquisition Corp., 1012 Springfield Avenue, Mountainside, New Jersey 07092; e-mail: YORK@mzgroup.us.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Yorkville Acquisition Corp. and its respective directors, executive officers, certain of its shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Yorkville Acquisition Corp.’s shareholders in connection with the Business Combination. A list of the names of such persons, and information regarding their interests in the Business Combination and their ownership of Yorkville Acquisition Corp.’s securities are, or will be, contained in Yorkville Acquisition Corp.’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Yorkville Acquisition Corp.’s shareholders in connection with the Business Combination, including the names and interests of Yorkville Acquisition Corp.’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Yorkville Acquisition Corp. with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Yorkville Acquisition Corp., or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Business Combination involving Yorkville Acquisition Corp., including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Yorkville Acquisition Corp. and the Business Combination and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets to be acquired by Yorkville Acquisition Corp., the price and volatility of Cronos, Cronos’ prominence as a digital asset and as the foundation of a new financial system, Yorkville Acquisition Corp.’s listing on any securities exchange, the macro conditions surrounding Cronos, the planned business strategy, plans and use of proceeds, objectives of management for future operations of Yorkville Acquisition Corp. and Trump Media Group CRO Strategy, Inc., the upside potential and opportunity for investors, Yorkville Acquisition Corp.’s and Trump Media Group CRO Strategy, Inc.’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Yorkville Acquisition Corp.’s public shareholders, and Yorkville Acquisition Corp.’s and Trump Media Group CRO Strategy, Inc.’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Yorkville Acquisition Corp.’s securities; the risk that the Business Combination may not be completed by Yorkville Acquisition Corp.’s Business Combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Yorkville Acquisition Corp.’s shareholders; failure to realize the anticipated benefits of the Business Combination; the level of redemptions of Yorkville Acquisition Corp.’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of Yorkville Acquisition Corp. or the shares of Class A common stock of Yorkville Acquisition Corp.; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Trump Media Group CRO Strategy, Inc. to obtain or maintain the listing of its securities on any securities exchange after closing of the Business Combination; costs related to the Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Trump Media Group CRO Strategy, Inc.’s anticipated operations and business, including the highly volatile nature of the price of CRO; the risk that Trump Media Group CRO Strategy, Inc.’s stock price will be highly correlated to the price of CRO and the price of CRO may decrease between the signing of the definitive documents for the Business Combination and the closing of the Business Combination or at any time after the closing of the Business Combination; risks related to increased competition in the industries in which Trump Media Group CRO Strategy, Inc. will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding CRO; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Trump Media Group CRO Strategy, Inc. experiences difficulties managing its growth and expanding operations; the risks that growing Trump Media Group CRO Strategy, Inc.’s validator operations could be difficult; challenges in implementing our business plan including operating a Cronos validator, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Yorkville Acquisition Corp.’s Class A common stock will be listed or by the SEC, which may impact our ability to list Yorkville Acquisition Corp.’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Yorkville Acquisition Corp. or others following announcement of the Business Combination, and those risk factors discussed in documents that Yorkville Acquisition Corp filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of Yorkville Acquisition Corp. dated as of June 26, 2025 and filed by Yorkville Acquisition Corp. with the SEC on June 30, 2025, Yorkville Acquisition Corp.’s Quarterly Reports on Form 10-Q, the Registration Statement that will be filed by Yorkville Acquisition Corp. and the Proxy Statement/Prospectus contained therein, and other documents filed by Yorkville Acquisition Corp. from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that Yorkville Acquisition Corp. presently knows or that Yorkville Acquisition Corp. currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Yorkville Acquisition Corp. assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Yorkville Acquisition Corp. gives no assurance that Yorkville Acquisition Corp. will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Yorkville Acquisition Corp. or any other person that the events or circumstances described in such statement are material.

Media Contacts

Trump Media Group CRO Strategy

212@MCGA.com

Yorkville Acquisition Corp.

YORK@mzgroup.us

Trump Media & Technology Group

press@tmtgcorp.com

Crypto.com

press@crypto.com

Yorkville Acquisition Corp. “MCGA” Announces CEO and CFO Appointments for

Trump Media Group CRO Strategy

Steve Gutterman to Serve as CEO; Sim Salzman to serve as CFO

WEST PALM BEACH, Fla., December 1, 2025 (GLOBE NEWSWIRE) – Yorkville Acquisition Corp. (Nasdaq: MCGA), a special purpose acquisition company (the “SPAC”) sponsored by Yorkville Acquisition Sponsor LLC, announced today the appointments of public company veterans, Steve Gutterman as CEO and Sim Salzman as CFO in connection with the closing of the proposed business combination (the “Business Combination”). The Business Combination will result in the founding partners of Trump Media Group CRO Strategy, Inc., which include Trump Media & Technology Group (Nasdaq: DJT) and Crypto.com, contributing assets to establish a digital asset treasury company focused on acquisition of the native cryptocurrency token of the Cronos ecosystem (“CRO”).

“CRO is a high-performance token, and Trump Media Group CRO Strategy, which will aggregate CRO, is poised to unlock significant value for shareholders,” said Kevin McGurn, CEO of Yorkville Acquisition Corp. “To capitalize on this opportunity, we need strong strategic partners in the industry and an experienced management team. We already had the partners; now we’ve added the team.”

“Steve and Sim are proven leaders with deep crypto and capital markets expertise to lead such a historic project,” said Kris Marszalek, Co-Founder and CEO of Crypto.com. “This is the next significant milestone for Trump Media Group CRO Strategy and CRO, and this is still just the beginning of the journey.”

“Such an ambitious project requires effective and experienced leadership in both digital assets and capital markets,” said Devin Nunes, CEO and President of Trump Media. “Steve and Sim have a strong track record in both areas, and we are excited to bring them on.”

Mr. Gutterman brings decades of experience successfully leading high growth businesses, from start-ups to multi-billion-dollar businesses. He has led businesses in public listings, several turnarounds, and over 40 acquisitions and dispositions, as well as having led capital raises in the aggregate of over $2 billion. Mr. Gutterman most recently headed Gryphon Digital Mining (Nasdaq: GRYP), where he served as CEO to lead the bitcoin mining company’s turnaround and secured its sale to American Bitcoin (Nasdaq: ABTC). Having served as CEO or President for companies across various industries, Mr. Gutterman was also previously Executive Vice President of E*TRADE Financial Corporation and Chief Operating Officer of E*TRADE Bank.

“This is a defining moment for cryptocurrencies and for digital asset treasuries,” said Mr. Gutterman. “MCGA is uniquely positioned to scale and create shareholder value. No one else has the partners or the positioning that we do. Sim and I could not be more excited to lead MCGA and to work with the teams at Yorkville, Crypto.com and Trump Media to Make CRO Great Again.”

Mr. Salzman is a 20-year finance and accounting veteran with deep experience leading high-stakes transactions, SEC reporting, and digital-asset strategy across multiple public, high-growth companies. As CFO of various firms, he has overseen complex capital-markets execution and large-scale M&A processes. Mr. Salzman most recently served as CFO of Gryphon Digital Mining. Working alongside Mr. Gutterman, he led the company through its merger with American Bitcoin and supported its turnaround by restructuring its balance sheet and regaining Nasdaq compliance. Mr. Salzman has also served as CFO for digital asset technology and cryptocurrency mining company Marathon Digital Holdings, Inc. (Nasdaq: MARA), Las Vegas Monorail Company, and Corner Bar Management.

“It is an honor to accept this role with Trump Media Group CRO Strategy,” said Salzman. “Steve and I are focused on delivering value to shareholders and on maintaining the highest standards of transparency and compliance as we grow.”

Alongside this news, Yorkville Acquisition Corp. has published a business overview presentation of the proposed Business Combination, providing key facts, educational information, and supplemental information. The presentation is available here: https://mcga.com/documents/overview.pdf

Mssrs. Gutterman and Salzman will begin to transition into their roles at the closing of the Business Combination, which is expected to occur in the first quarter of 2026.

Advisors

Clear Street is serving as exclusive capital markets advisor to Yorkville Acquisition Corp. DLA Piper LLP (US) is serving as legal counsel to Yorkville Acquisition Corp. and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Crypto.com. Yorkville Securities, LLC has acted as an advisor to Yorkville Acquisition Sponsor LLC, the sponsor to the SPAC.

About Trump Media Group CRO Strategy

Trump Media Group CRO Strategy is committed to strategically investing for the future by connecting traditional investment opportunities with digital asset ecosystems. Our mission is to implement a forward-looking digital asset treasury strategy centered on the accumulation and active management of CRO.

About Yorkville Acquisition Corp.

Yorkville Acquisition Corp. is a blank check company newly incorporated as a Cayman Islands exempted company with limited liability for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The company may pursue an initial business combination target in any business or industry or at any stage of its corporate evolution. The company’s primary focus will be on completing a business combination with an established business of scale poised for continued growth, led by a highly regarded management team. The board of Yorkville Acquisition Corp. is pursuing this business combination, subject to customary closing conditions. For more information, please visit www.yorkvilleac.com.

Yorkville Acquisition Corp. is sponsored by Yorkville Acquisition Sponsor LLC. Yorkville Securities, LLC has acted as an advisor to Yorkville Acquisition Sponsor LLC.

About Trump Media

The mission of Trump Media is to end Big Tech's assault on free speech by opening up the Internet and giving people their voices back. Trump Media operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations, as well as Truth+, a TV streaming platform focusing on family-friendly live TV channels and on-demand content. Trump Media is also launching Truth.Fi, a financial services and FinTech brand incorporating America First investment vehicles.

About Crypto.com

Founded in 2016, Crypto.com is trusted by millions of users worldwide and is the industry leader in regulatory compliance, security and privacy. Our vision is simple: Cryptocurrency in Every Wallet™. Crypto.com is committed to accelerating the adoption of cryptocurrency through innovation and empowering the next generation of builders, creators, and entrepreneurs to develop a fairer and more equitable digital ecosystem.

Additional Information and Where to Find It

Yorkville Acquisition Corp. intends to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Yorkville Acquisition Corp. and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of Yorkville Acquisition Corp. as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Yorkville Acquisition Corp. will also file other documents regarding the Business Combination with the SEC. This communication does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF YORKVILLE ACQUISITION CORP. AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH YORKVILLE ACQUISITION CORP.’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT YORKVILLE ACQUISITION CORP. AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Yorkville Acquisition Corp., without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Yorkville Acquisition Corp., 1012 Springfield Avenue, Mountainside, New Jersey 07092; e-mail: YORK@mzgroup.us.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Yorkville Acquisition Corp. and its respective directors, executive officers, certain of its shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Yorkville Acquisition Corp.’s shareholders in connection with the Business Combination. A list of the names of such persons, and information regarding their interests in the Business Combination and their ownership of Yorkville Acquisition Corp.’s securities are, or will be, contained in Yorkville Acquisition Corp.’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Yorkville Acquisition Corp.’s shareholders in connection with the Business Combination, including the names and interests of Yorkville Acquisition Corp.’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Yorkville Acquisition Corp. with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Yorkville Acquisition Corp., or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Business Combination involving Yorkville Acquisition Corp., including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Yorkville Acquisition Corp. and the Business Combination and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets to be acquired by Yorkville Acquisition Corp., the price and volatility of Cronos, Cronos’ prominence as a digital asset and as the foundation of a new financial system, Yorkville Acquisition Corp.’s listing on any securities exchange, the macro conditions surrounding Cronos, the planned business strategy, plans and use of proceeds, objectives of management for future operations of Yorkville Acquisition Corp. and Trump Media Group CRO Strategy, Inc., the upside potential and opportunity for investors, Yorkville Acquisition Corp.’s and Trump Media Group CRO Strategy, Inc.’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Yorkville Acquisition Corp.’s public shareholders, and Yorkville Acquisition Corp.’s and Trump Media Group CRO Strategy, Inc.’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Yorkville Acquisition Corp.’s securities; the risk that the Business Combination may not be completed by Yorkville Acquisition Corp.’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Yorkville Acquisition Corp.’s shareholders; failure to realize the anticipated benefits of the Business Combination; the level of redemptions of Yorkville Acquisition Corp.’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of Yorkville Acquisition Corp. or the shares of Class A common stock of Yorkville Acquisition Corp.; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Trump Media Group CRO Strategy, Inc. to obtain or maintain the listing of its securities on any securities exchange after closing of the Business Combination; costs related to the Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Trump Media Group CRO Strategy, Inc.’s anticipated operations and business, including the highly volatile nature of the price of CRO; the risk that Trump Media Group CRO Strategy, Inc.’s stock price will be highly correlated to the price of CRO and the price of CRO may decrease between the signing of the definitive documents for the Business Combination and the closing of the Business Combination or at any time after the closing of the Business Combination; risks related to increased competition in the industries in which Trump Media Group CRO Strategy, Inc. will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding CRO; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Trump Media Group CRO Strategy, Inc. experiences difficulties managing its growth and expanding operations; the risks that growing Trump Media Group CRO Strategy, Inc.’s validator operations could be difficult; challenges in implementing our business plan including operating a Cronos validator, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Yorkville Acquisition Corp.’s Class A common stock will be listed or by the SEC, which may impact our ability to list Yorkville Acquisition Corp.’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Yorkville Acquisition Corp. or others following announcement of the Business Combination, and those risk factors discussed in documents that Yorkville Acquisition Corp filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of Yorkville Acquisition Corp. dated as of June 26, 2025 and filed by Yorkville Acquisition Corp. with the SEC on June 30, 2025, Yorkville Acquisition Corp.’s Quarterly Reports on Form 10-Q, the Registration Statement that will be filed by Yorkville Acquisition Corp. and the Proxy Statement/Prospectus contained therein, and other documents filed by Yorkville Acquisition Corp. from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that Yorkville Acquisition Corp. presently knows or that Yorkville Acquisition Corp. currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Yorkville Acquisition Corp. assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Yorkville Acquisition Corp. gives no assurance that Yorkville Acquisition Corp. will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Yorkville Acquisition Corp. or any other person that the events or circumstances described in such statement are material.

Media Contacts

Trump Media Group CRO Strategy

212@MCGA.com

Yorkville Acquisition Corp.

YORK@mzgroup.us

Trump Media & Technology Group

press@tmtgcorp.com

Crypto.com

press@crypto.com

Building America ʼ s C r onos T r easu ry W orld Class Asset. W orld Class T eam. Unique I nv estment Oppo r tunity

TRUMP MEDIA GROUP
CRO STRATEGY

Disclaimers

Additional Information and Where to Find It

Yorkville Acquisition Corp. intends to publicly file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (as may be amended, the "Registration Statement"), which will include a preliminary proxy statement of Yorkville Acquisition Corp. and a prospectus (the "Proxy Statement/Prospectus") in connection with the Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of Yorkville Acquisition Corp. as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Yorkville Acquisition Corp. will also file other documents regarding the Business Combination with the SEC. This communication does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF YORKVILLE ACQUISITION CORP. AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH YORKVILLE ACQUISITION CORP.'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT YORKVILLE ACQUISITION CORP. AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Yorkville Acquisition Corp., without charge, once available, on the SEC's website at www.sec.gov or by directing a request to: Yorkville Acquisition Corp., 1012 Springfield Avenue, Mountainside, New Jersey 07092; e-mail: YORK@mzgroup.us.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Yorkville Acquisition Corp. and its respective directors, executive officers, certain of its shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Yorkville Acquisition Corp.'s shareholders in connection with the Business Combination. A list of the names of such persons, and information regarding their interests in the Business Combination and their ownership of Yorkville Acquisition Corp.'s securities are, or will be, contained in Yorkville Acquisition Corp.'s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Yorkville Acquisition Corp.'s shareholders in connection with the Business Combination, including the names and interests of Yorkville Acquisition Corp.'s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Yorkville Acquisition Corp. with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Yorkville Acquisition Corp., or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

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TRUMP MEDIA GROUP
CRO STRATEGY

Disclaimers

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Business Combination involving Yorkville Acquisition Corp., including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Yorkville Acquisition Corp. and the Business Combination and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets to be acquired by Yorkville Acquisition Corp., the price and volatility of Cronos, Cronos' prominence as a digital asset and as the foundation of a new financial system, Yorkville Acquisition Corp.'s listing on any securities exchange, the macro conditions surrounding Cronos, the planned business strategy, plans and use of proceeds, objectives of management for future operations of Yorkville Acquisition Corp. and Trump Media Group CRO Strategy, Inc., the upside potential and opportunity for investors, Yorkville Acquisition Corp.'s and Trump Media Group CRO Strategy, Inc.'s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Yorkville Acquisition Corp.'s public shareholders, and Yorkville Acquisition Corp.'s and Trump Media Group CRO Strategy, Inc.'s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "potential," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Yorkville Acquisition Corp.'s securities; the risk that the Business Combination may not be completed by Yorkville Acquisition Corp.'s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Yorkville Acquisition Corp.'s shareholders; failure to realize the anticipated benefits of the Business Combination; the level of redemptions of Yorkville Acquisition Corp.'s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of Yorkville Acquisition Corp. or the shares of Class A common stock of Yorkville Acquisition Corp.; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Trump Media Group CRO Strategy, Inc. to obtain or maintain the listing of its securities on any securities exchange after closing of the Business Combination; costs related to the Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Trump Media Group CRO Strategy, Inc.'s anticipated operations and business, including the highly volatile nature of the price of CRO; the risk that Trump Media Group CRO Strategy, Inc.'s stock price will be highly correlated to the price of CRO and the price of CRO may decrease between the signing of the definitive documents for the Business Combination and the closing of the Business Combination or at any time after the closing of the Business Combination; risks related to increased competition in the industries in which Trump Media Group CRO Strategy, Inc. will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding CRO; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Trump Media Group CRO Strategy, Inc. experiences difficulties managing its growth and expanding operations; the risks that growing Trump Media Group CRO Strategy, Inc.'s validator operations could be difficult; challenges in implementing our business plan including operating a Cronos validator, due to operational challenges, significant competition and regulation; being considered to be a "shell company" by any stock exchange on which Yorkville Acquisition Corp.'s Class A common stock will be listed or by the SEC, which may impact our ability to list Yorkville Acquisition Corp.'s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Yorkville Acquisition Corp. or others following announcement of the Business Combination, and those risk factors discussed in documents that Yorkville Acquisition Corp filed, or that will be filed, with the SEC. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus of Yorkville Acquisition Corp. dated as of June 26, 2025 and filed by Yorkville Acquisition Corp. with the SEC on June 30, 2025, Yorkville Acquisition Corp.'s Quarterly Reports on Form 10-Q, the Registration Statement that will be filed by Yorkville Acquisition Corp. and the Proxy Statement/Prospectus contained therein, and other documents filed by Yorkville Acquisition Corp. from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that Yorkville Acquisition Corp. presently knows or that Yorkville Acquisition Corp. currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Yorkville Acquisition Corp. assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Yorkville Acquisition Corp. gives no assurance that Yorkville Acquisition Corp. will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Yorkville Acquisition Corp. or any other person that the events or circumstances described in such statement are material.

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I. Who W e A re II. What A r e D A T s and W h y CRO III. W h y I nv est in MC GA I V . Supplemental In f ormation 4

Who W e A r e 5

TRUMP MEDIA GROUP
CRO STRATEGY

Trump Media Group CRO Strategy (“MCGA”):

A CRO-focused DAT (Digital Asset Treasury) with unparalleled founding partners

crypto.com

TMTG

YA
Yorkville Advisors

TRUMP MEDIA GROUP
CRO STRATEGY

MCGA will be:

A Nasdaq-listed company focused on accumulation and active management of CRO (native token of Cronos)

A powerful partnership between industry leaders

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TRUMP MEDIA GROUP
CRO STRATEGY

TMTG
(Nasdaq, NYSE Texas: DJT)

- **Operating Expertise:** Brings public company operating experience
- **Audience Reach:** Provides significant audience reach through Truth Social and Truth+
- **Strategic Alignment:** Long-term alignment with MCGA's mission through its participation in the Cronos ecosystem

crypto.com

- **Ecosystem Expertise:** Deep, domain-specific knowledge in Cronos network architecture, validator economics and staking operations
- **Institutional Security:** Industry-leading approach to security, compliance, and risk management
- **Custodial Capability:** Provides custodial services through Crypto.com Custody

YA
Yorkville Advisors

- **Capital Backstop:** Provides a backstop and a committed equity line of credit
- **Financing Capacity:** Offers expertise in capital raising and the financial services industry
- **Proven Results:** Structured transactions totalling ~$7.5 billion with >750 companies in 22 countries

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TRUMP MEDIA GROUP
CRO STRATEGY

Our Unique and Compelling Position

At closing of the business combination, MCGA is expected to be:

1. The first publicly traded CRO treasury company
2. The largest digital asset treasury relative to token market cap ever formed, with approximately $6 billion potential funding package
3. Positioned to generate durable shareholder value by pairing a substantial token holding with recurring validator rewards

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What A r e D A T s and W h y CRO 9

TRUMP MEDIA GROUP
CRO STRATEGY

A DAT is a publicly traded entity with a core strategy of accumulation of digital assets, offering investors unique digital asset exposure through the public equity market.

Feature	Traditional Corporate Treasury	Digital Asset Treasury (DAT)
Underlying Assets	Cash, Treasury Bills, Low-Yield Bonds	Digital Assets (e.g., Bitcoin, CRO)
Strategy Focus	Capital preservation, liquidity, minimum risk	Capital growth, inflation hedge, plus active yield generation in some cases
Return Mechanism	Fixed interest income (low returns)	Asset appreciation, plus protocol rewards (staking and validator fees) in some cases

DATs synthesize the upside of holding crypto and the liquidity of publicly traded equity.

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TRUMP MEDIA GROUP
CRO STRATEGY

Cronos is a leading multi-layer blockchain with strong foundation for the digital economy:

- ✓ Institutional-grade multi-layer blockchain battle-tested with zero downtime over 4 years
- ✓ Ethereum interoperability for frictionless developer adoption and proven security
- ✓ A mature DeFi ecosystem engineered around AI agent-native primitives

CRO is a top-tier multi-billion dollar digital asset:

- Native token of Cronos, powering the ecosystem
- Market cap of ~$4 billion [1]
- Consistently ranked among the top 20 crypto projects globally, signifying high liquidity and established market presence [2]



[1] as of November 2025
[2] CoinMarketCap 20 Index

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TRUMP MEDIA GROUP
CRO STRATEGY

CRO is uniquely positioned to create short and long term value

	CRO	BTC	ETH	Utility Tokens	Stablecoins	Meme Tokens
Commonly accepted as a currency	Y	Y	Y	Sometimes	Y	N
Stakeability	Y	N	Y	Y	N	Sometimes
Consumer Benefits / Utility	Y	N	N	Y	N	Sometimes
On-Chain Governance	Y	N	N	Y	N	Sometimes
Supported by Iconic Brands	Y	N	N	N	N	N

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TRUMP MEDIA GROUP
CRO STRATEGY

CRO will combine consumer benefits and loyalty rewards across two leading platforms



Today

Utility on Crypto.com

- Zero fees on trading
- Yield on cash
- Rewards on credit card purchases
- Bonuses on cash and stock deposits

Tomorrow

Utility on Crypto.com

- Tokenization
- Discounts on prediction orders
- DeFi integration

Utility on Trump Media

- Subscription discounts
- Content discounts
- Crypto Rewards

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TRUMP MEDIA GROUP
CRO STRATEGY

CRO allows staking, which enables holders to delegate their holdings to generate yield

Staking Rewards APY[1]

~6%



[1] Staking rewards returned to delegator as of November 2025

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W h y I n v est in MC G A 15

TRUMP MEDIA GROUP
CRO STRATEGY

Investment in MCGA combines leverage exposure to CRO with the flexibility of equity

Investment in MCGA

- Long-term asset appreciation, PLUS
- Yield generation via staking, PLUS
- Outsized returns created through additional revenue streams and disciplined leverage

Investment in CRO

- Long-term asset appreciation, PLUS
- Yield generation via staking

Investment in crypto (e.g. BTC)

- Long-term asset appreciation

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TRUMP MEDIA GROUP
CRO STRATEGY

MCGA core strategy: combine great partners, build a headstart, aggregate and manage CRO, grow revenue

01

Great Partners

Only MCGA combines the operational, financial and communications expertise of Crypto.com, Trump Media and Yorkville.

02

Capital Headstart

At Closing, MCGA will have ~$6 billion of potential funding.

03

Disciplined CRO Accumulation

MCGA seeks to become the largest public holder of CRO through organic growth and aggressive yet disciplined application of leverage.

04

Multiple Revenue Streams

As a major CRO validator, MCGA will generate revenue from direct staking rewards and commission fees from third-party delegations to our validator node.

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TRUMP MEDIA GROUP
CRO STRATEGY

A potential ~$6 billion package is expected to fund the new digital asset treasury:

1. ~$700 million in CRO (6,313,000,212 CRO)
2. $100 - 200 million in cash[1]
3. $220 million cash in mandatory exercise warrants
4. $5 billion equity line of credit from YA II PN, Ltd., an affiliate of Yorkville

[1] Subject to actual redemptions and satisfaction of closing conditions

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TRUMP MEDIA GROUP
CRO STRATEGY

MCGA seeks to create long-term value by allocating substantially all of its cash reserves to acquiring CRO under its validator strategy:


Validator
Strategy

01

Establish and operate a validator node

02

Delegate CRO under management to the validator

03

Enable direct participation in the network's security and governance

04

Generate native staking rewards that can be reinvested to increase CPS[1] and accelerate GPS[2]

[1] CPS (CRO per Share): the total quantity of CRO held per fully diluted share
[2] GPS (CRO Generation per Share): the incremental CRO generated per fully diluted share, e.g. from staking rewards and validator operations

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TRUMP MEDIA GROUP
CRO STRATEGY

MCGA's validator operations will be managed by a crypto-native team with a deep understanding of the Cronos ecosystem, aiming to maximize staking rewards and attract additional delegation of CRO from third-party CRO holders.

Staking - Reward Distribution Process:

1 Staking & Selection

Validators risk or "stake" CRO to compete to be randomly selected to validate transactions and are rewarded CRO in proportion to the amount of CRO staked.

2 Earning Rewards

Validators that support the Cronos network receive CRO as transaction fees and as block rewards as part of the network's proof-of-stake governance.

3 Reward Distribution

These rewards are then distributed to delegators after validator operators take a validator commission.

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TRUMP MEDIA GROUP
CRO STRATEGY

Our Founding Partners are committed to a structured holding period of 4 years, ensuring long-term commitment and market stability:

Window	Duration	Key Restriction	Maximum Sale Limit
Initial Lock-up	First 12 Months (Post-Closing)	NO SELLING	0%
Window 1	Following 6 Months	Limited Selling	Up to 10% of Founding Shareholdings
Window 2	Following 6 Months	Limited Selling	Up to 15% of Founding Shareholdings
Window 3	Following 12 Months	Limited Selling	Up to 25% of Founding Shareholdings; Max 10% per party per 3-month period
Window 4	Following 12 Months	Limited Selling	Up to 25% of Founding Shareholdings; Max 10% per party per 3-month period

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TRUMP MEDIA GROUP
CRO STRATEGY

Our Leadership Team has proven expertise across Crypto, Capital Markets, Public Service and Regulated Industries:



Steve Gutterman
CEO

GRYPHON DIGITAL MINING · HARVEST · E*TRADE



Simeon Salzman
CFO

GRYPHON DIGITAL MINING · MARATHON DIGITAL HOLDINGS



Eric Anziani
Chairman & Director

crypto.com · Goldman Sachs · PayPal · McKinsey & Company



Devin Nunes
Director

TMTG · U.S. House of Representatives



Matt David
Director

crypto.com · JUUL LABS · Edelman



Nick Lundgren
Director

crypto.com · amazon



Omar Hasan
Director

reddit · Snap Inc. · hulu

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Supplemental In f ormation 23

TRUMP MEDIA GROUP
CRO STRATEGY

Cronos Network

Cronos POS Chain: The "Layer Zero" chain of the network that guarantees the security and interoperability of the Cronos ecosystem

Cronos EVM: The "Layer One" chain of the network running parallel to Cronos POS Chain, powering dApps and DeFi activity within the Cronos ecosystem

CRO The native token of the Cronos Network

- Fixed Supply: Maximum 100 billion tokens (a design intended to be deflationary)
- Core Utilities:
  - Transaction Fees ("Gas"): For paying transactions across all Cronos chains (POS, EVM, zkEVM)
  - Network Security (Staking): CRO can be "staked" to secure the foundational Cronos POS Chain via its Proof-of-Stake consensus
  - Governance: CRO holders can vote on critical protocol upgrades and network decisions, giving them a direct say in the ecosystem's future.

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TRUMP MEDIA GROUP
CRO STRATEGY

CRO: the foundation of the New American Digital Economy


Tomorrow
AI Agents
Tokenization
Banking
CeFi and
Institutional Adoption
crypto.com
TRUTH.
and growing
DeFi and dApps
Layer Zero
cronos
POS CHAIN
Native CRO Generation

150M+
Transactions

10M+
Txn/daybandwidth

$6B+
Assets secured

500+
Ecosystem dApps

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TRUMP MEDIA GROUP
CRO STRATEGY

We adopt the following CRO-centric KPIs to track our per-share CRO accumulation and evaluate our validator operations.

CPS
CRO per Share

= the total quantity of CRO held per fully diluted share

The core focus of capital allocation is designed for maximum per-share CRO accretion.

GPS
CRO Generation per Share

= the incremental CRO generated per fully diluted share

This shows the contribution of staking rewards and validator operations to CRO compounding.

EDV
External Delegation to Validator

= the total CRO delegated by third-party holders (i.e., excluding MCGA-owned CRO) to MCGA's validator

It reflects community trust in our validator operations and enhanced ability to generate validator fees.

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